Craig Howie Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House 45 Reid Street, 2nd Floor Hamilton HM DX, Bermuda

April 17, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Everest Re Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated April 4, 2013. In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

General

1.
 We note that in Part III you incorporate by reference certain information from your definitive proxy statement for your 2013 annual meeting of shareholders.  Please note that we will be unable to complete our review of your Form 10-K until such time as you have filed and we have reviewed the information required in Part III, at which time, we may have additional comments.

Response:

The Company acknowledges there may be additional comments following the staff’s review of its proxy statement.

Everest Re Group, Ltd
File No. 001-15731
April 17, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Summary
Income Tax Expense (Benefit), page 49

2.
Please provide us proposed disclosure to be included in future periodic reports that explains the relationship between pre-tax income (loss) for your US and non-US operations and the corresponding underwriting gains (losses) for your operating segments for each period presented.  For example, your US Reinsurance and Insurance segments produced combined underwriting losses of $97.8 million in 2012 and $200.4 million in 2011, while you reported US pre-tax income of $432.3 million and US pre-tax losses of $395.2 million in these years, respectively. Include an explanation of how the reconciling items disclosed on page F-49 were allocated in your determination of pre-tax income (loss) for your US and non-US operations and the factors underlying changes in this allocation process for each period presented.  Also, provide us proposed disclosure that explains the trends and expected future trends in pre-tax income (loss) for your US and non-US operations.

Response:

In Footnote 11, INCOME TAXES on page F-29, the Company discloses that …”The provision for income taxes in the consolidated statement of operations and comprehensive income (loss) has been determined in accordance with the individual income of each entity and the respective applicable tax laws”…  The pre-tax income (loss) split between US and non-US is an accumulation of actual results based on each entity’s country of domicile.  Conversely, the operating segments are not determined or managed on a strict US versus non-US basis.  This is addressed in the segment definitions which disclose a mixture of US and non-US business in the International and Insurance segments.  In addition, the Company discloses that business is generally reported in the segment where it is first produced, before the impact of any inter-affiliate reinsurance.

Under Part II, Item 7, Industry Conditions, the Company describes the overall global insurance and reinsurance market conditions.  As explained above, some of the international business written by the company results in pre-tax US income.  As a result, favorable global market conditions should result in both increased US pre-tax income, as well as, non-US pretax income.  Generally, there are not distinctive market trends that would enable the Company to anticipate a greater or lesser movement in its US versus non-US pre-tax income.  The fluctuations in the US versus non-US pretax income generally result from how each of its subsidiaries is impacted from catastrophic events and fluctuations in realized investment gains (losses).

To enhance its US and non-US income disclosure, the Company will expand the second paragraph of Footnote 11, INCOME TAXES in future filings as follows:  Pre-tax income generated by Group’s non-Bermuda subsidiaries and the UK branch of Bermuda is subject to applicable federal, foreign, state and local taxes on corporations.  Company subsidiaries domiciled in the US, as well as, the Canadian and Singapore branches of Everest Re generate US pre-tax income (loss).   Foreign domiciled subsidiaries, including the UK branch of Bermuda Re, generate non-US pre-tax income (loss).  Fluctuations in US and non-US pre-tax income (loss) primarily result from the impact of catastrophe losses and realized investment gains (losses) on each subsidiary and branch.

Notes to Consolidated Financial Statements
15. Dividend Restrictions and Statutory Financial Information, page F-41

3.	Please provide us the following information as proposed disclosure to be included in future periodic filings:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to the entity’s statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, clarify in the disclosure.

Everest Re Group, Ltd
File No. 001-15731
April 17, 2013

•	Disclose the amounts of restricted net assets of subsidiaries as of December 31, 2012 or tell us how your current disclosure meets the objective of Rule 4-08(e) (3) (ii) of Regulation S-X.

Response:

The minimum required regulatory statutory and surplus is not meaningful given the size of the Company’s principal operating insurance entities.  The Company believes that the more meaningful information is the amount of capital that the operating entities may dividend to its holding companies without prior regulatory approval.  The Company also believes that its current disclosure meets the requirements of Rule 4-08(e) (3) (ii) of Regulation S-X.  Footnote 5, Credit Facilities and Footnote 8, Junior Subordinated Debt Securities Payable disclose the amount of parent company capital and the amount of statutory surplus of Everest Reinsurance Company, “Everest Re”, that must be maintained to comply with debt covenants.  The Company also views statutory capital and surplus that cannot be returned to the parent company without prior regulatory approval as being subject to regulatory restriction.

The Company will expand Footnote 15, Dividend Restrictions and Statutory Information in future filings as follows:

Statutory Financial Information.
Everest Re prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) and the Delaware Insurance Department.  Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual.  The capital and statutory surplus of Everest Re was $2,612,995 thousand and $2,322,115 thousand at December 31, 2012 and 2011, respectively.  The statutory net income of Everest Re was $359,816 thousand for the year ended December 31, 2012, the statutory net loss of Everest Re was $326,400 thousand for the year ended December 31, 2011 and the statutory net income of Everest Re was $218,452 thousand for the year ended December 31, 2010.

The $2,612,995 thousand of capital and statutory surplus at December 31, 2012 exceeded minimum regulatory requirements.  The balance of the capital and statutory surplus, after permitted dividends of $359,026 thousand, is subject to regulatory restrictions.

Bermuda Re prepares its statutory financial statements in conformity with the accounting principles set forth in Bermuda in The Insurance Act 1978, amendments thereto and related regulations.  The statutory capital and surplus of Bermuda Re was $2,904,406 thousand and $2,736,599 thousand at December 31, 2012 and 2011, respectively.  The statutory net income of Bermuda Re was $475,353 thousand, $97,359 thousand and $391,862 thousand for the years ended December 31, 2012, 2011 and 2010, respectively.

The $2,904,406 thousand of statutory capital and surplus at December 31, 2012 exceeded minimum regulatory requirements.  The balance of the statutory capital and surplus, after permitted dividends of $726,101 thousand, is subject to regulatory restrictions.”

Please let me know if you require any additional information.

Sincerely,

/S/ CRAIG HOWIE
Craig Howie